UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE P.O. Box 50170 Fujairah, United Arab Emirates +971 2 633 3149 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Conpany FZE’s (“BPGIC”) and Brooge Energy Limited’s (the “Company”) expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Readers are referred to the most recent reports filed with or furnished to the SEC by the Company. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONTENTS

On April 7, 2020, the Company held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, the shareholders considered, passed and approved the following proposal:

1	Change of Name and Adoption of Amended and Restated Memorandum and Articles of Association

RESOLVED as a special resolution:

(a)	That the name of the Company is changed from “Brooge Holdings Limited” to “Brooge Energy Limited”; and

(b)	That the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting as Exhibit A.

The voting results are set forth below:

For	Against	Abstain	Broker Non-Votes
107,201,439	0	0	2,036,314

This item was the only matter voted upon at the Extraordinary General Meeting.

As a result of the Extraordinary General Meeting, the Company’s legal and commercial name is now Brooge Energy Limited. The Company’s new Amended and Restated Memorandum and Articles of Association are attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Company issued a press release announcing the results of the Extraordinary General Meeting. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Amended and Restated Memorandum and Articles of Association of Brooge Petroleum.
99.2	Press Release dated April 7, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2020	BROOGE ENERGY LIMITED

	By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper
Title: Chief Executive Officer

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